CooTek (Cayman) Inc.

11F, T2, No.16 Lane 399 Xinlong Road, Minhang District

Shanghai, 201101

People’s Republic of China

August 19, 2022

VIA EDGAR

Ms. Megan Akst

Ms. Kathleen Collins

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CooTek (Cayman) Inc. (the “Company”) Form 20-F for the Fiscal Year Ended December 31, 2021 Filed on April 29, 2022 (File No. 001-38665)

Dear Ms. Akst and Ms. Collins,

The Company has received the letter dated July 21, 2022 (the “Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 (the “2021 Form 20-F”), and has previously submitted a letter dated July 25, 2022 to request an extension to the deadline for responding to the Letter to August 19, 2022.

The Company respectfully submits to request a further extension of the deadline for responding to the Letter due to the additional time required to gather sufficient information and prepare thorough responses. Specifically, the Company will need additional time to disaggregate the WFOE that is the primary beneficiary of the VIEs from the other Company subsidiaries in response to Staff’s comment No. 7 in the Letter. The Company will provide its response to the Letter via EDGAR as soon as possible, in any event no later than September 2, 2022.

If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the Company’s general legal counsel at yeting.cai@cootek.cn or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom at +86 21 6193 8233 or haiping.li@skadden.com.

Very truly yours,

/s/ Karl Kan Zhang
Karl Kan Zhang
Chairman of the Board of Directors and Chief Technology Officer

cc:	Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP Kelly Yu, Partner, Deloitte Touche Tohmatsu CPA LLP